EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-282463), Form S-4 (No. 333-293199), and Form S-8 (No. 332-218408, No. 333-204545, No. 333-220766 and No. 333-287549) of Community West Bancshares (the “Company”), of our report dated March 11, 2026, relating to the 2025 consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Baker Tilly US, LLP

Sacramento, California
March 11, 2026